FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For February 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

______

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated February 4, 2016 – ARM Extends 28nm IP Leadership With Latest UMC 28HPC POPs

2.	Press release dated February 8, 2016 – ARM Showcases the World’s No. 1 Embedded Ecosystem at EW 2016

3.	Press release dated February 8, 2016 – World’s No. 1 Computing Ecosystem Running on ARM at Mobile World Congress

4.	Press release dated February 9, 2016 – Notification of major interest in shares

5.	Press release dated February 11, 2016 – Treasury Stock

6.	Press release dated February 11, 2016 – Treasury Stock - Replacement

7.	Press release dated February 11, 2016 – Transaction in Own Shares

8.	Press release dated February 12, 2016 – Director/PDMR Shareholding

9.	Press release dated February 18, 2016 – ARM Cortex-R8 Processor Trail-blazes 5G Need for Speed

10.	Press release dated February 18, 2016 – Director/PDMR Shareholding

11.	Press release dated February 23, 2016 – New Ultra-efficient ARM Cortex-A32 Processor Expands Embedded and IoT Portfolio

12.	Press release dated February 23, 2016 – ARM Enables Mass Industrial IoT System Deployments with Hewlett Packard Enterprise

13.	Press release dated February 23, 2016 – ARM DS-5 Development Studio Extends Support for Functional Safety with LDRA’s MISRA Compliance Tools

14.	Press release dated February 23, 2016 – Transaction in Own Shares

15.	Press release dated February 26, 2016 – Director/PDMR Shareholding

16.	Press release dated February 26, 2016 – Director/PDMR Shareholding

17.	Press release dated March 1, 2016 – Total Voting Rights

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2016

ARM HOLDINGS PLC

By: /s/ Chris Kennedy

Name: Chris Kennedy

Title: Chief Financial Officer

Item 1

ARM Extends 28nm IP Leadership With Latest UMC 28HPC POPs

04 February 2016

Cambridge, UK, Feb. 4, 2016 – ARM has announced the immediate availability of the ARM® Artisan® physical IP platform and ARM POP™ IP for United Microelectronics Corporation's UMC 28HPCU, an enhanced 28nm process technology.

This extends ARM's 28nm IP leadership, giving the ARM ecosystem the broadest availability for 28nm foundation IP across all of the major foundries. The comprehensive platform includes standard cell libraries and memory compilers and POP technology for the ARM Cortex®-A53 processor, one of the industry's most widely-adopted 64-bit cores, and ARM Cortex-A7, the highly energy-efficient core which has powered more than a billion smartphones.

"The 28nm process node technology continues to be viewed as the right solution for an increasing number of power-constrained applications," said Will Abbey, general manager, physical design group, ARM. "Together, UMC and ARM are delivering a comprehensive 28nm platform including POP IP for two of the most successful ARM processor cores. This will enable optimized SoC implementations to keep pace with innovations in mobile, IoT and embedded markets."

The wide adoption of ARM foundation 28nm IP delivers consistent logic architecture across all leading foundries and enables greater flexibility for multi-sourcing. The benefits enable current and new SoC designs on 28nm to quickly meet the needs of billions of connected devices. By utilizing POP IP at UMC 28HPCU, UMC customers will be able to respond faster as market demands change and new opportunities emerge.

UMC is capitalizing on the long-node characteristics of 28nm as an increasing number of applications take advantage of its favorable cost and performance benefits. UMC 28HPCU is the foundry's second-generation High-K/Metal Gate (HKMG) 28nm process, which exhibits power and performance improvements relative to UMC's volume production 28HPM technology. Using tighter process control and SPICE models, UMC 28HPCU reduces power consumption and area at any given performance threshold.

"As one of the world's only foundries capable of 28nm gate-last HKMG production, UMC is well-positioned to capitalize on our 28nm experience to bring 28HPCU into high volume manufacturing," said S.C. Chien, vice president, corporate marketing, UMC. "Multiple customers from a variety of applications have engaged with UMC to design their products on 28HPCU. Our collaboration with long-time partner ARM enables UMC to offer a comprehensive design platform with POP IP for two of the most efficient ARM processor cores."

Ends

Contacts:
Phil Hughes
Director of tech PR, ARM
+1 512-694-7382
phil.hughes@arm.com

About ARM

ARM (LSE: ARM, NASDAQ: ARMH.US) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 75 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

All information is provided "as is" and without warranty or representation. This document may be shared freely, attributed and unmodified. ARM, Artisan, Cortex, Link and POP are trademarks or registered trademarks of ARM Limited (or its subsidiaries). All other brands or product names are the property of their respective holders. © 1995-2016 ARM Group.

Item 2

ARM Showcases the World’s No. 1 Embedded Ecosystem at EW 2016

08 February 2016

What: At the upcoming Embedded World exhibition and conference ARM will showcase a selection of highly-scalable ARM® processors and tools, along with updates on the latest ARM Cortex® based innovations for the world's No. 1 embedded ecosystem. This will include the first public previews of the new ARM mbed™ Smart City Reference Design.

Where: Hall 5, Stand 338, Embedded World, Nuremberg, Germany

When: Feb. 23-25, 2016

Who: A number of ARM experts are available throughout the show to deliver demos, comment on breaking news and brief the media and analysts on ARM technology. This will include the new ARMv8-M architecture that extends ARM TrustZone® technology to microcontrollers and which has been shortlisted for an embedded AWARD (hardware category).

To book a meeting or demonstration session, please contact: armuk@racepointglobal.com

Showcasing ARM IoT Leadership

•	The largest and most diverse display of ARM-based single board computers ever assembled.

•	A demonstration that shares live data with the ARM booth at Mobile World Congress. Each booth will present data on temperature, sound levels, and booth traffic captured by mbed OS-powered sensor nodes and aggregated by the mbed Device Connector service.

•	The new mbed Smart City Reference Design, featuring low-power wireless IP-mesh networking in the Sub-GHz frequency band, already in an initial application use with one of Europe's leading construction firms. Additionally, solution providers from the mbed partnership will be on hand to provide insights on the latest Smart City open standards and interoperability requirements.

ARM Expands Leading Software Development Tools

ARM will unveil the latest version of the industry-standard ARM Keil® MDK, the most comprehensive developer tool suite for Cortex microcontrollers.

MDK Version 5.20 expands software development solution with:

•	Compiler, debugger, fixed virtual model, and CMSIS for the ARMv8-M architecture.

•	Development support for 32-bit Cortex-A processor-based catalogue devices.

•	Connectivity for IoT utilizing mbed software components.

•	ARM Compiler version 6 with C language support for C++11/C++14.

More information on MDK Version 5.20 can be found here.

Accelerating IoT Innovation

ARM will demonstrate test chips representative of Cortex-M processor-based SoC designs where various ARM IP blocks can be quickly and efficiently assembled to produce differentiated and robust working silicon with limited engineering resources.

The comprehensive test chip includes:

•	Power-efficient ARM Cordio® Radio IP supporting Bluetooth Smart standards (including Bluetooth 4.2 Packet Length extensions and 2 Mbps mode.)

•	IoT subsystem for Cortex-M processors pre-integrated with mbed OS to jumpstart integration and SoC design.

•	Compatibility with the broad range of software for Cortex-M processors and mbed ecosystem

To further accelerate IoT and embedded SoC designs, ARM will provide tutorials on the new ARM DesignStart portal which offers free access to Cortex-M0 processor IP for design, simulation and prototyping.

Autonomous Driving: Functional Safety First

Autonomous driving will require more compute power and additional safety functionality. Embedded World attendees can get the latest updates from ARM on functional safety packages across ARM Cortex-A, Cortex-R and Cortex-M processors. Ahead of Embedded World, read the recently published whitepaper from research firm TECHnalysis on the path to autonomous driving and its implications for the ARM ecosystem.

About ARM:

ARM (LSE: ARM, NASDAQ: ARMH.US) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 75 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

All information is provided "as is" and without warranty or representation. This document may be shared freely, attributed and unmodified. ARM, Cordio, Cortex, Keil and mbed are trademarks or registered trademarks of ARM Limited (or its subsidiaries). All other brands or product names are the property of their respective holders. © 1995-2016 ARM Group.

Item 3

World’s No.1 Computing Ecosystem Running on ARM at Mobile World Congress

08 February 2016

See exciting new demonstrations of ARM® ecosystem innovation, talk to our experts and attend a keynote talk by ARM CEO Simon Segars on IoT security.

ARM Stand Showcase: Hall 6, Stand 6C10, Mobile World Congress, Barcelona, Spain
See new ARM technology demonstrations and engage with the company's technical and business leaders. Are you interested in interacting with a virtual reality ice cave demo powered by ARM Mali™ technology for the Samsung Gear VR? A subway mobile gaming demo built in Unreal Engine 4 by the Geomerics team? Or, a health monitoring solution from Neurosky that deploys ARM TrustZone® Trusted Execution Environments to secure data?

See these and many more demonstrations of mobile and server innovation showcasing the pervasive computing ecosystem powered by ARM IP.

When: 22-25 Feb. 2016

Who: ARM spokespeople are available to discuss the latest news from the ARM ecosystem and walk you through new demonstrations.

How: To book a meeting and demonstration session, contact armtactical@racepointglobal.com.

ARM CEO KEYNOTE ALERT: See Simon Segars addressing the topic of 'Securing the IoT' at 09:15, AUDITORIUM 1, HALL 4.

Demonstrations

Networking infrastructure:

•	Fully functional public open platform for network function virtualization (OPNFV) developer lab hosted by ENEA running the OPNFV Brahmaputra Reference Platform release stack on a 5 node ARM server cluster. The development lab will enable users to explore the development and verification of virtualized network functions (VNF) on ARM-based servers.

•	Showcasing a key network function virtualization use case, a 3GPP-compliant virtualized evolved packet core VNF software solution running on a compact ARM Cortex®-A processor based server platform from NXP.

Trusted gateway for remote healthcare monitoring:

•	Health monitoring solution utilizing ARM mbed TLS and an ARM TrustZone Trusted Execution Environment based on Trustonic. The Neurosky Lifebeat band connects to the Heart2Heart Networks care management platform to demonstrate how healthcare providers will use trusted data from medical and wellness wearables to keep people healthier.

Sensors to servers:

•	To showcase a smart office scenario, we will stream live sensor-gathered data from Mobile World Congress and Embedded World in Germany depicting meeting room occupancy, temperature and ambient noise.

ARM Mali world leading graphics and Enlighten Real-time Global Illumination:

•	Engage with a virtual reality ice cave demonstration running on the Samsung Gear VR with ARM Mali graphics and Geomerics Enlighten™ global illumination technology. This interactive mobile demo runs Unity 5 in collaboration with RealtimeUK to demonstrate real world graphics technologies such as reflections, refractions, soft shadows and ASTC.

•	The Geomerics Subway demonstration, built in Unreal® Engine 4 and ported to mobile, utilizing Enlighten technology for player controlled lighting with instant global illumination updates.

About ARM:

ARM (LSE: ARM, NASDAQ: ARMH.US) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 75 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

All information is provided "as is" and without warranty or representation. This document may be shared freely, attributed and unmodified. ARM, Cortex, Enlighten, Mali, mbed and TrustZone are trademarks or registered trademarks of ARM Limited (or its subsidiaries). All other brands or product names are the property of their respective holders. © 1995-2016 ARM Group.

Item 4

Notification of major interest in shares

RNS Number : 5575O

ARM Holdings PLC

09 February 2016

ARM Holdings plc

9 February 2016

Notification of major interest in shares

In accordance with DTR 5.8.12R, ARM Holdings plc (the "Company") announces that it has been notified of the following change to a major shareholding by way of SEC filing Schedule 13G:

Holder: Baillie Gifford & Co.

Number of shares held: 134,297,153 Ordinary shares of 5 pence each and 71,451 ADRs, each representing 3 Ordinary shares of 5 pence each.

Total voting rights: 134,511,506

Total voting %: 9.57

A copy of the filing submitted to the SEC can be found here: http://www.sec.gov/Archives/edgar/data/1057997/000108887516000071/ARM12312015.txt

ENDS

Item 5

Treasury Stock

RNS Number : 8215O

ARM Holdings PLC

11 February 2016

Transfer of Treasury Shares

ARM Holdings plc ("the Company") announces that on 10 February 2016 the following ordinary shares have been transferred from treasury stock for the purposes of employees' share scheme allotments:

Following the above transfers of treasury stock, the Company held 2,411,353 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) was 1,410,419,950.

End

This information is provided by RNS

The company news service from the London Stock Exchange

Item 6

Treasury Stock - Replacement

RNS Number : 8281O

ARM Holdings PLC

11 February 2016

Transfer of Treasury Shares

ARM Holdings plc ("the Company") announces that on 10 February 2016 4,819,755 ordinary shares have been transferred from treasury stock for the purposes of employees' share scheme allotments:

Following the above transfers of treasury stock, the Company held 2,411,353 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) was 1,410,419,950.

End

This information is provided by RNS

The company news service from the London Stock Exchange

Item 7

Transaction in Own Shares

RNS Number : 1320P

ARM Holdings PLC

15 February 2016

ARM Holdings plc (the 'Company')

15 February 2016

Transaction in Own Shares

The Company announces that on 15 February 2016 it purchased 250,000 of its ordinary shares through UBS Limited at a volume weighted average price of 896.5662 pence per share. The highest price paid per share was 906.5 pence and the lowest price paid per share was 892.5 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 3,161,353 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,409,669,950.

ENDS

This information is provided by RNS

The company news service from the London Stock Exchange

Item 8

Director/PDMR Shareholding

RNS Number : 3936P

ARM Holdings PLC

17 February 2016

Directors'/PDMRs' shareholdings

ARM Holdings plc (the "Company") announces that, shares representing 50% of annual bonus earned in respect of the financial year ended 31 December 2012 and awarded in February 2013 have been released under the former Deferred Annual Bonus Plan ("DAB").  Under this plan, 50% of bonus earned was paid in cash and 50% was compulsorily deferred into shares which vest 3 years after the award date. The relevant performance conditions were fully satisfied and matching shares have been triggered in the ratio of 2:1 in respect of these shares.  The former DAB operated for the last time in respect of the financial year ended 31 December 2013 and the outstanding awards will vest in 2017.

The DAB release took effect on 11 February 2016

The Long-Term Incentive plan 2013 did not vest for the three year performance period ended 31 December 2015.

Name	Total number of shares vested under the 2012 DAB	Number of shares sold* to satisfy tax liabilities under the DAB	Total net shares received	Total resultant share- holding
Simon Segars	60,514	22,742	37,772	668,432
Mike Muller	57,057	26,817	30,240	1,336,000
Graham Budd	49,773	23,394	26,379	276,902
Ian Drew	40,770	19,162	21,608	153,385
Pete Hutton	30,497	14,334	16,163	46,163
Tom Lantzsch	40,846	15,350	25,496	76,100
Dipesh Patel	31,511	11,842	19,669	74,564
Allen Wu	34,720	15,625	19,095	71,916
Rene Haas**	5,580	2,343	3,237	6,751

*The price at which the tax shares were sold was 853.23 pence per share

** Rene Haas' share relate to vesting under the Employee Equity Plan ('EEP') and not the DAB.

2016 LTIP Awards

Also with effect from 11 February 2016 annual conditional awards were made under the 2013 LTIP to directors and PDMRs as follows:

Name	Number of shares conditionally awarded under the LTIP	Total number of conditional awards now held under the LTIP
Simon Segars	127,224	334,177
Chris Kennedy	104,021	131,932
Mike Muller	66,219	179,803
Graham Budd	42,594	142,229
Philip Davis	40,148	81,011
Ian Drew	40,148	120,566
Jennifer Duvalier	40,890	136,539
Pete Hutton	42,947	130,903
Andrew Smith	40,148	114,735
Allen Wu	37,827	100,052
Dipesh Patel***	14,232 (ADRs)	45,786 Ordinary Shares 28,070 ADRs
Rene Haas***	14,635 (ADRs)	20,524 Ordinary shares 23,016 ADRs
Tom Lantzsch***	13,353 (ADRs)	43,794 Ordinary shares 26,335 ADRs

***US employees received ADRs instead of ordinary shares. Each ADR represents 3 ordinary shares.

The mid-market closing price on 11 February 2015, being the business day prior to the date of these awards, was 899.00 pence per share.

Under the LTIP, the vesting of shares conditionally awarded is subject to achievement of TSR and EPS performance measures and they will normally vest 3 years from the date of award.

2016 RSU

The Company also announces that under the EEP, the following awards for Restricted Stock Units were made on 11 February 2016. These awards will vest 25% annually over a four year period from the first anniversary of the date of grant.

Name	Number of RSUs received	Total number of RSUs held under the EEP
Graham Budd	15,488	15,488
Philip Davis	14,599	54,050
Ian Drew	14,599	14,599
Jennifer Duvalier	14,869	52,784
Pete Hutton	15,617	15,617
Andrew Smith	14,599	23,205
Allen Wu	13,755	13,755
Dipesh Patel****	5,175 (ADRs)	5,175 (ADRs)
Rene Haas****	5,321(ADRs)	11,161 Ordinary shares 5321 (ADRs)
Tom Lantzsch****	4,855 (ADRs)	4,855 (ADRs)

****US employees received ADRs instead of ordinary shares. Each ADR represents 3 ordinary shares.

The mid-market closing price on 11 February 2015, being the business day prior to the date of these awards, was 899.00 pence per share.

ENDS

This information is provided by RNS

The company news service from the London Stock Exchange

Item 9

ARM Cortex-R8 Processor Trail-blazes 5G Need for Speed

18 February 2016

Next generation LTE Advanced Pro and 5G mobile baseband standards and mass storage applications will use the new ARM® Cortex®-R8 processor for its high performance and real-time features

Cambridge, UK, Feb. 18, 2016 – The new ARM Cortex-R8 processor will enable chip designers to double the performance of ARM-based modem and mass storage device SoCs. ARM's latest real-time CPU offers the low latency, high performance and power efficiency demanded by future 5G modems and mass storage devices. The processor is available for licensing now and silicon is expected in 2016.

A quad-core configuration dramatically boosts the total Cortex-R8 performance, which when combined with its real time features and extended low-latency memory makes Cortex-R8 the highest performing processor in its class.

"5G will revolutionize mobile communications as it delivers the ability to significantly increase data rates, offering a far better mobile experience," said James McNiven, general manager, CPU Group, ARM. "The Cortex-R8 is the most powerful real-time CPU available and its unrivalled performance will make it instrumental in the creation of 5G modems. It will form the communications heart of future smartphones, tablets, connected cars and IoT."

ARM has been the number one CPU architecture in cellular modems since the first generation of GSM devices in the 1990s. It has formed the backbone of more than 20 billion cellular devices worldwide and continues to do so in the latest smartphones and connected IoT products that will be unveiled at Mobile World Congress in Barcelona next week.

"The ARM architecture is the trusted standard for real-time high-performance processing in modems," said Daniel Diao, deputy general manager, Turing Processor Business Unit, Huawei. "As a leader in cellular technology, Huawei is already working on 5G solutions and we welcome the significant performance uplift the Cortex-R8 will deliver. We expect it to be widely deployed in any device where low latency and high performance communication is a critical success factor."

ARM silicon partners have already begun design work. SoCs based on the Cortex-R8 targeting the mass storage market segment are likely to be available in 2016. Modem designs using Cortex-R8 processors will support the rollout of the new LTE-Advanced Pro and 5G standards. The Cortex-R8 is also compatible with existing software so design cycles will be reduced, allowing developers to extend their real-time product ranges based on a single CPU architecture.

Ends

Contacts

Phil Hughes
+1 512-694-7382
Director of Product PR, ARM
phil.hughes@arm.com

Andy Winstanley
+44 1223 405244/ +44 7788 249712
Director of PR, US and EMEA, ARM
andy.winstanley@arm.com

Notes to Editors

Cortex-R8 Support
Training for Cortex-R8 software and hardware is available to book online. For those migrating from an earlier Cortex-R core, a custom migration course is available which can be delivered on demand to enable the fastest possible start to a design project.

Further details about the new features and capabilities, and supporting technology for the Cortex-R processor family can be found here.

The 5G Future
LTE-Advanced Pro and 5G are expected to meet the requirements of ever increasing high data rates, low latency, and a large increase in machine-to-machine and IoT communications. These requirements combined with increased carrier aggregation, efficient use of fragmented spectrum, and continued energy efficiency place significant demands on future modems.

Cortex-R8 based SoCs enable future modems to meet the demand for more efficient and scalable performance by employing a quad-core CPU configuration, coherency system and rich set of memory and peripheral interfaces. Cortex-R8 delivers the scalable performance, low power, fast and highly deterministic interrupt response times and extremely low-latency interfaces which will be required in all future mobile broadband devices.

Next Generation Data Storage
ARM is the leading architecture for data storage SoC solutions with over 1.4Bn Cortex-R processors having been shipped in data storage and used by all major HDD and SSD SoC suppliers. The Cortex-R8 extends the company's range by providing mass storage controller developers with the performance, capability and efficiency vital for higher capacity and faster data rates in hard and solid state drives across enterprise and consumer storage solutions. Cortex-R8 enables this in a highly efficient way by dynamically scaling performance as workload changes. The Cortex-R8 includes a range of very low latency dedicated interfaces that help ensure performance is extended through the SoC system.

About ARM
ARM is at the heart of the world's most advanced digital products. Our technology enables the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. We design scalable, energy-efficient processors and related technologies to deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 75 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

All information is provided "as is" and without warranty or representation. This document may be shared freely, attributed and unmodified. ARM and Cortex are registered trademarks of ARM Limited (or its subsidiaries). All other brands or product names are the property of their respective holders. © 1995-2016 ARM Group.

Item 10

Director/PDMR Shareholding

RNS Number : 4602P

ARM Holdings PLC

18 February 2016

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer ARM HOLDINGS PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,

(ii) a disclosure made in accordance

LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

NOTIFICATION IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director Peter Ronald Hutton	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest [1] HOLDING OF THE PERSON NAMED	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES 0.05p EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them PETER RONALD HUTTON	8.	State the nature of the transaction SHARE DISPOSAL and PURCHASE
9.	Number of shares, debentures or financial instruments relating to shares acquired 8,082	10.	Percentage of issued class acquired Negligible
11.	Number of shares, debentures or financial instruments relating to shares disposed 16,163	12.	Percentage of issued class disposed Negligible
13.	Price per share or value of transaction 16,163 shares disposed at 913.01 pence per share 3,701 shares acquired at 913.32 pence per share 4,381 shares acquired at 913.85 pence per share	14.	Date and place of transaction 17 February 2016, UK
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 38,082 (0.00002%)	16.	Date issuer informed of transaction 17 February 2016, UK

Name of authorised official of issuer responsible for making notification PHILIP DAVIS COMPANY SECRETARY Date of notification 18 February 2016

This information is provided by RNS

The company news service from the London Stock Exchange

Item 11

New Ultra-efficient ARM Cortex-A32 Processor Expands Embedded and IoT Portfolio

23 February 2016

Cambridge, UK, Feb. 23, 2016 – ARM announces the latest addition to the family of ultra-efficient ARM application processors, the ARM® Cortex®-A32 processor, targeting next-generation embedded products. The Cortex-A32 processor brings the benefits of the ARMv8-A architecture into power-constrained, 32-bit embedded applications. The Cortex-A32 is the smallest and most power-efficient core in the range.

"ARM offers an unrivalled portfolio of processors that power billions of extremely efficient embedded devices," said James McNiven, general manager, CPU group. "The Cortex-A32 processor, enabled with secure ARM TrustZone® technology, builds on the trail blazed by the Cortex-A5 and Cortex-A7 processors in embedded applications such as single-board computing, IoT edge nodes and wearables. It brings greater performance, efficiency and other benefits of the ARMv8-A architecture for ARM's silicon partners to innovate on for richer, more secure embedded systems."

The Smallest, Lowest Power ARMv8-A Processor for 32-bit Embedded
The Cortex-A5 and Cortex-A7 processors, which are based on the ARMv7-A architecture, are among the most widely adopted application processors, powering a huge variety of embedded applications. The Cortex-A32, a 32-bit processor built on the ARMv8-A architecture, is 25 percent more efficient than the current leading ARM embedded 32-bit core, the Cortex-A7, and delivers higher performance while using less power. In its smallest configuration, the Cortex-A32 occupies less than 0.25 mm2 of silicon area while consuming less than 4mW of total power at 100 MHz in a 28nm process node.

The Cortex-A32 can be configured in multiple ways from single- to quad-core. This makes it scalable enough to serve the smallest and most efficient compute devices through to Internet of Things (IoT) gateways and industrial compute applications.

"IoT nodes have become increasingly diverse, with the more sophisticated nodes often requiring a rich OS," said Maarten Ectors, vice president, IoT, Canonical. "Combining Snappy Ubuntu Core and the highly-efficient processing and scalability of Cortex-A32 will enable developers to truly push the boundaries of edge devices for IoT."

Secure Foundation for Embedded Processors
The Cortex-A32 includes ARM TrustZone technology to provide a secure foundation in the SoC hardware. TrustZone is a widely deployed security technology, providing banking-class trust capability in devices such as premium smartphones. While it includes cryptographic instructions for efficient authentication and protection, the Cortex-A32 can also be coupled with TrustZone CryptoCell-700 series products to enable enhanced cryptographic hardware acceleration and advanced root of trust.

Solutions for the Diverse Embedded Market
As part of the world's number one embedded ecosystem, Cortex-A class processors are found in applications from automotive infotainment and industrial controllers to robots and wearable devices. With more than 100 Cortex-A based single board computers and an unrivalled choice of rich embedded software in place, the Cortex-A32 joins the Cortex-A family in providing embedded designers with a rapid and low-cost route to systems and software development. More information about Single Board Computers is available on the ARM Connected Community.

Attendees at this week's Embedded World 2016 Exhibition and Conference in Nuremburg, Germany, can learn more about Cortex-A32 by attending "The Future of ARM Cortex-A Processors for Embedded Compute" on Wednesday, February 24 from 10:30 a.m. - 11:00 a.m. at the Exhibitor's Forum, Hall 2, Stand 2-410.

Ends

Contacts

Phil Hughes
+1 512-694-7382
Director of Product PR, ARM
phil.hughes@arm.com

Andy Winstanley
+44 1223 405244/ +44 7788 249712
Director of PR, US and EMEA, ARM
andy.winstanley@arm.com

Notes to Editors

Cortex-A32 Support
Training for Cortex-A32 software and hardware is available to book online.

ARM Physical IP Enablement Solutions for SoC Designs
The Cortex-A32 can be implemented with ARM Artisan® Physical IP for the latest 28nm and 40nm TSMC process technologies. ARM recently introduced ultra-high density logic libraries and ultra-low leakage memory compilers that focus on optimizing both area and power. For further information and evaluation, please visit designstart.arm.com.

About ARM
ARM (LSE: ARM, NASDAQ: ARMH) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 75 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com,

All information is provided "as is" and without warranty or representation. This document may be shared freely, attributed and unmodified. ARM, Artisan, Cortex and TrustZone are trademarks or registered trademarks of ARM Limited (or its subsidiaries). All other brands or product names are the property of their respective holders. © 1995-2016 ARM Group

Item 12

ARM Enables Mass Industrial IoT System Deployments with Hewlett Packard Enterprise

23 February 2016

Cambridge, UK, Feb. 23, 2016 - ARM is accelerating industrial Internet of Things (IoT) deployments with Hewlett Packard Enterprise (HPE) by enabling greater device interoperability. The companies are focused on enabling new applications for industrial automation, smart cities, environmental monitoring and smart lighting.

Scaling IoT Networks
Building a networked system of connected devices is currently very difficult as individual devices are often based on proprietary standards or they meet a range of industry standards that are not interoperable. This can make it impossible for devices to share information and it limits the capability of an IoT network.

The collaboration addresses this issue by enabling devices to be centrally identifiable, accessible and manageable. This will be achieved by HPE using ARM® mbed™ IoT Device Platform connectivity solutions that integrate all device hardware and software, manage operational deployment and facilitate analysis of device intelligence. The highly scalable solution is built on open standards and utilizes chip-to-cloud device security offered by mbed technology. It will allow enterprises to benefit from accelerated time to market and lower cost of ownership.

"Our IoT technology partnership with ARM can revolutionize connectivity moving forward," said Dave Sliter, vice president and general manager, Communications & Media Solutions, HPE. "The collaboration has the potential to bring new IoT solutions to market quickly and accelerate adoption in the enterprise of smart connected technologies."

The solution can be easily adjusted based on individual device to service needs. Built on open-standards and supported through open source software, the platform provides a future proof solution that will allow enterprise developers to focus on their core expertise (device or application development) rather than platform enablement and integration.

"The ARM and Hewlett Packard Enterprise solution will simplify the deployment of industrial IoT networks," said Dipesh Patel, executive vice president, Incubation Businesses, ARM. "It will provide a secure standard-based way of networking any number of connected devices. This offers the kind of scalable deployments companies need to deal efficiently with future growth."

Interested enterprises looking to gain a faster time-to-value in IoT markets are invited to discuss opportunities with ARM/HPE via salesinfo@arm.com.

Ends

Contacts
Andy Winstanley
+44 1223 405244/ +44 7788 249712
Director of PR, US and EMEA, ARM
andy.winstanley@arm.com

Phil Hughes
+1 512-694-7382
Director of Product PR, ARM
phil.hughes@arm.com

About ARM
ARM (LSE: ARM, NASDAQ: ARMH) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 75 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com,

All information is provided "as is" and without warranty or representation. This document may be shared freely, attributed and unmodified. ARM and mbed are trademarks or registered trademarks of ARM Limited (or its subsidiaries). All other brands or product names are the property of their respective holders. © 1995-2016 ARM Group

Item 13

ARM DS-5 Development Studio Extends Support for Functional Safety with LDRA’s MISRA Compliance Tools

23 February 2016

Cambridge, UK, Feb. 23, 2016 - ARM today announced the integration of industry-leading MISRA (Motor Industry Software Reliability Association) conformance tools into the ARM® DS-5 Development Studio tool suite. The addition of a MISRA-checking capability to its TÜV-certified ARM Compiler and safety qualification kit makes DS-5 the ideal software development platform for ARM-based products in use in safety-critical markets such as automotive, healthcare and industrial automation.

LDRAlite™ for ARM DS-5 software is supplied by LDRA, a member of the MISRA Standards Committee. The company has been providing industry safety expertise for markets including avionics, automotive, medical, industrial, and rail for more than 40 years. The LDRAlite tool will be a key enabler for developers creating functional safety applications with the DS-5 Development Studio as it enables compliance with functional safety standards including ISO 26262 and IEC 61508. These standards, used widely in safety-critical applications in the automotive and industrial markets, recommend the use of the MISRA programming guidelines for C/C++ to improve software product quality, consistency, clarity, and maintainability.

To achieve MISRA compliance in these safety-critical markets cost-effectively, the LDRAlite MISRA checker automates the process of analyzing code to ensure adherence to the guidelines in the standard, saving time, energy and money compared with traditional manual inspection methods.

"The adoption of ARM technology in safety markets is growing strongly, supported by our expanding ecosystem of software and tools partners," said Javier Orensanz, general manager, development solutions group, ARM. "The addition of LDRA technology to the ARM DS-5 Development Studio now offers an even more robust and integrated solution for safety-related development that spans static analysis, compilation and debug."

LDRA's MISRA conformance tools are TÜV-certified for safety-related software development according to IEC 61508, ISO 26262, IEC 62304, IEC 60880 and EN 50128. LDRAlite supports all current MISRA guidelines, including MISRA-C:1998/2004/2012 and auto-generated code from model-based design flows (MISRA-AC).

"Creating MISRA-compliant, high-quality software in an integrated design environment is crucial for safety-critical application development teams as it alleviates many common coding problems that could lead to system failure," said Ian Hennell, operations director, LDRA. "Not only does LDRAlite provide unprecedented functional safety support for ARM's DS-5 toolchain, it extends the implementation of the MISRA standard to a much broader set of applications and industries."

LDRAlite strengthens the ARM-based functional safety qualification kit by augmenting the DS-5 TUV certified compiler and simplifying the end-product certification process. LDRAlite will be included with DS-5 starting from version 5.24 as a 30-day evaluation and can be converted to a full license through LDRA.

Ends

Contacts

Andy Winstanley
PR Director, US and EMEA, ARM
+44 1223 405244 / +44 7788 249712
andy.winstanley@arm.com

Phil Hughes
Director of Tech PR, ARM
+1-512-694-7382
phil.hughes@arm.com

About ARM

ARM (LSE: ARM, NASDAQ: ARMH) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 75 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com

All information is provided "as is" and without warranty or representation. This document may be shared freely, attributed and unmodified. ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. © 1995-2016 ARM Group.

Item 14

Transaction in Own Shares

RNS Number : 9238P

ARM Holdings PLC

23 February 2016

ARM Holdings plc (the 'Company')

23 February 2016

Transaction in Own Shares

The Company announces that on 23 February 2016 it purchased 200,000 of its ordinary shares through UBS Limited at a volume weighted average price of 949.5625 pence per share. The highest price paid per share was 950.00 pence and the lowest price paid per share was 946.00 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 4,223,287 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,408,608,016.

ENDS

This information is provided by RNS

The company news service from the London Stock Exchange

Item 15

Director/PDMR Shareholding

RNS Number : 2853Q

ARM Holdings PLC

26 February 2016

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer ARM HOLDINGS PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,

(ii) a disclosure made in accordance

LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

Notification in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director JENNIFER DUVALIER	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest [1] HOLDING OF THE PERSON NAMED	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES 0.05 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them JENNIFER DUVALIER	8.	State the nature of the transaction SHARE DISPOSAL
9.	Number of shares, debentures or financial instruments relating to shares acquired N/A	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed 10,047	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Negligible
13.	Price per share or value of transaction 960 PENCE PER SHARE	14.	Date and place of transaction 26 February 2016
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 10,047 (0.000007%)	16.	Date issuer informed of transaction 26 February 2016

Name of authorised official of issuer responsible for making notification PHILIP DAVIS COMPANY SECRETARY Date of notification 26 February 2016

This information is provided by RNS

The company news service from the London Stock Exchange

Item 16

Director/PDMR Shareholding

RNS Number : 2853Q

ARM Holdings PLC

26 February 2016

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer ARM HOLDINGS PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,

(ii) a disclosure made in accordance

LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

NOTIFICATION IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director THOMAS LANTZSCH	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest [1] HOLDING OF THE PERSON NAMED	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES 0.05p EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them THOMAS LANTZSCH	8.	State the nature of the transaction SHARE DISPOSAL
9.	Number of shares, debentures or financial instruments relating to shares acquired N/A	10.	Percentage of issued class acquired N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed 25,496	12.	Percentage of issued class disposed Negligible
13.	Price per share or value of transaction 950.46 pence per share	14.	Date and place of transaction 23 February 2016, UK
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 50,100 Ordinary shares 168 ADRs (0.000036%)	16.	Date issuer informed of transaction 26 February 2016, UK

Name of authorised official of issuer responsible for making notification PHILIP DAVIS COMPANY SECRETARY Date of notification 26 February 2016

This information is provided by RNS

The company news service from the London Stock Exchange

Item 17

Total Voting Rights

RNS Number : 7050Q

ARM Holdings PLC

01 March 2016

ARM Holdings PLC

1 March 2016

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's issued share capital as at 29 February 2016 consists of 1,412,831,303 ordinary shares of .05 pence each with voting rights.  ARM Holdings plc currently holds 4,409,990 ordinary shares in Treasury.

Therefore, the total number of voting rights in ARM Holdings plc is 1,408,421,313.

The above figure 1,408,421,313 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.

End

This information is provided by RNS

The company news service from the London Stock Exchange

END